Exhibit 99.1

NEWS RELEASE

October 31, 2018 — Nexa Resources S.A. (NYSE/TSX:NEXA) (“Nexa” or the “Company”) today reported operating and financial results for the third quarter of 2018 (“3Q18”).

Tito Martins, CEO of Nexa: “We are proud to reach the first anniversary since our Initial Public Offering having achieved significant milestones. Our in-house initiatives to strengthen our mineral exploration and drilling campaigns, mine development and production expansion, have played an important role in helping us deliver solid results. We were able to continuously increase our zinc equivalent mining production over the year, quarter after quarter, mitigating the expected ore grade reduction in Cerro Lindo.

The approval of the construction of the Aripuanã project is a key milestone for us, reinforcing the commitment to develop our pipeline of greenfield projects. It contributes to our long-term plan to increase mining production and reduces third-party zinc concentrate supply needs. We are proud to develop a world-class project which incorporates high level safety standards, cutting-edge environmental practices, and utilizes high levels of automation, among several other innovative initiatives.

As we approach the end of the year, we are fine-tuning the mining production guidance range for gold (up from 17-19 koz to 23-25 koz) and lead (down from 55-60 kton to 50-55 kton) while reinforcing our guidance for zinc, copper and silver. We are also slightly reducing our CAPEX guidance from US$ 280 million to US$ 260 million for 2018 due to the BRL devaluation effect. We maintain our focus on financial discipline, generating positive cash flows year to date and maintaining a solid capital structure that will support future growth. Finally, we continue to deliver important improvements in our safety standards, transparency, compliance and governance standards as well as reinforcing our commitment to local communities.”

NEXA RESOURCES S.A. (“NEXA”) RESULTS FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018

THIS EARNINGS RELEASE DATED AS OF OCTOBER 31, 2018 SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF NEXA AND THE NOTES THERETO AS AT AND FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018. THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS. PLEASE REFER TO THE CAUTIONARY LANGUAGE UNDER THE HEADING “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS”.

Conference Call	Investor Relations Team
Thursday, November 1, 2018 — 11am (ET)	Leandro Cappa (Head of IR): leandro.cappa@nexaresources.com
USA: +1-866-769-5210	Renata Coutinho: renata.coutinho@nexaresources.com
Canada: +1-866-450-4696	Henry Aragon: henry.aragon@nexaresources.com
Brazil: 0800-8910015	Luiz Perez: luiz.perez@nexaresources.com
International: +1-412-902-6754	Cristiene Costa: cristiene.costa@nexaresources.com
Documents: http://ir.nexaresources.com/results	ir@nexaresources.com

Contact: ir@nexaresources.com

Highlights

Selected indicators:

Main KPIs	3Q18	2Q18	3Q17	3Q18 vs. 3Q17		9M18	9M17	9M18 vs. 9M17
Metal sales (kton) (1)	160.1	152.1	153.8	4.1%		458.6	438.9	4.5%
Zn mining production (kton Zn)	90.1	92.3	89.4	0.8%		269.6	273.4	-1.4%
Zn Eq mining production (kton) (2)	137.3	135.5	139.2	-1.4%		406.8	418.3	-2.8%
Mining Cash Cost (US$ / lb) (3)	0.34	0.25	0.20	74.0%		0.27	0.26	2.6%
Mining AISC (US$ / lb) (4)	0.55	0.42	0.34	60.8%		0.44	0.41	8.2%
Smelting Cash Cost (US$ / lb) (4)	1.11	1.30	1.22	-8.4%		1.29	1.13	13.9%
Smelting AISC (US$ / lb) (4)	1.22	1.40	1.33	-8.2%		1.39	1.24	11.3%
Revenue (US$ million)	595.1	636.5	625.8	-4.9%		1,908	1,747	9.2%
Adjusted EBITDA (US$ million)(5)	119.8	162.9	161.3	-25.7%		473.9	445.1	6.5%
Adj. EBITDA margin (%)(5)	20.1%	25.6%	25.8%	-570	bp	24.8%	25.5%	-70	bp
Financial results (US$ million)	-44.3	-152.4	25.8	N/A		-225.7	-40.1	N/A
Net income (loss) Attributable to Nexa shareholders (US$ million)	7.4	-40.5	69.7	-89.4%		22.0	114.7	-80.8%
Earnings (loss) per Share (US$)(6)	0.06	-0.30	0.62	-91.1%		0.17	1.02	-83.8%
Adj. EBITDA Mine (US$ million) (7)	65.1	116.3	127.5	-49.0%		342.0	338.6	1.0%
Adj. EBITDA Smelter (US$ million) (7)	57.0	46.7	40.9	39.4%		133.5	121.2	10.2%
Capital expenditures (US$ million)	71.2	58.5	45.1	58.0%		162.7	130.7	24.4%
Expansion (US$ million)	19.4	19.2	11.1	74.6%		48.3	35.9	34.6%
Non-Expansion (US$ million)	51.8	39.3	34.0	52.5%		114.4	94.9	20.6%
Gross Debt (US$ million)	1,420	1,421	1,434	-1.0%		1,420	1,434	-1.0%
Cash (US$ million)(8)	1,201	1,153	1,077	11.5%		1,201	1,077	11.5%
Net Debt (US$ million)	221.6	260.8	363.3	-39.0%		221.6	363.3	-39.0%
Net Debt/LTM EBITDA (x)	0.32	0.35	0.77	-58.6%		0.32	0.77	-58.6%

(1) Consolidated sales of metallic zinc and zinc oxide (in kton of product volume). Kton refers to one thousand metric tons.

(2) Consolidated mining production in kton of zinc equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: Zinc: US$2,896/ton (US$1.31/lb); Copper: US$6,166/ton (US$2.80/lb); Lead: US$2,317/ton (US$1.05/lb); Silver: US$17/oz; Gold: US$1,257/oz.

(3) Zinc cash cost net of by-products credits, in US$/lb.

(4)  Zinc all-in sustaining cost net of by-products credits, in US$/lb. We updated our AISC calculations in order to include not only sustaining capital expenditures (“CAPEX”) but also health, safety and environment, tailing dams and other non-expansion related CAPEX. For AISC reconciliation, please see our 3Q18 Earnings Release.

(5) Refer to “Use of Non-IFRS Financial Measures” for further information.

(6) EPS is calculated considering Net income attributable to Nexa’s shareholders.  Reflects corrected EPS for prior periods. See “Restatement of Earnings Per Share” on note 2.1.2 of NEXA’s Financial Statements for further information.

(7) The sum of segment adj. EBITDA does not equal consolidated adj. EBITDA due to adjustments before consolidation, please refer to the 3Q18 Financial Statements note #21(b).

(8) Cash, cash equivalents and financial investments.

Mining Performance:

•                  Production by metal in 3Q18 totaled 90.1kton of zinc, 10.2kton of copper, 12.9kton of lead, 2,053koz of silver and 7.1koz of gold compared to 89.4kton of zinc, 11.9kton of copper, 12.7kton of lead, 1,923koz of silver and 7.1koz of gold in 3Q17. As planned, in 3Q18, Cerro Lindo mine advanced its mine development program targeting to increase the number of stopes within the planned year which will enable higher production in the coming months. The priority to mine development initiatives, in addition to lower grades caused some decrease in production in Cerro Lindo in 3Q18 compared to 3Q17. Please see comments on our annual guidance on page 6.

•                  Zinc equivalent metal production totaled 137.3kton in 3Q18, down 1.4% compared to 139.2kton in the same period of the previous year mainly driven by the lower copper production as a result of lower grades. When compared to 2Q18, there was a slight increase of 1.9kton in 3Q18.

•                  Mine production composition (per mine) on a zinc equivalent basis. In 3Q18, the Peruvian Cerro Lindo mine accounted for 43.5% of total production, followed by the Vazante, El Porvenir, Atacocha and Morro Agudo mines, which accounted for 25.7%, 15.9%, 8.5% and 6.4%, respectively.

•                  Cash cost net of by-products credits increased 74.0% to US$0.34/lb (or US$760/ton) in 3Q18 compared to 3Q17. The increase was mainly due to: (i) lower by-products credits (-US$0.11/lb or —US$239/ton) due to lower metal prices, partially offset by higher silver and lead grades; (ii) higher operating costs (+US$0.07/lb or +US$157/ton) mainly in Peru due to higher development and maintenance costs, partially offset by devaluation of the BRL impacting Brazilian mines (-US$0.03/lb or US$72/ton).

•                  All-in sustaining cost net of by-products credits (“AISC”) also increased in 3Q18, amounting to US$0.55/lb (or US$1,209/ton) - up 60.8% compared to 3Q17 as a consequence of the increase in the cash cost net of by-products credits mentioned above combined with the increase in sustaining capital expenditures.

Smelting Performance:

•                  Metallic zinc sales including zinc oxide, of 160.1kton in 3Q18 were 4.1% higher than 3Q17 sales of 153.8kton, explained mainly by higher sales in Brazil due to a sales backlog generated during the truck drivers’ strike in 2Q18.

•                  Cash cost net of by-products credits decreased 8.4%, to US$1.11/lb (or US$2,453/ton) in 3Q18 compared to 3Q17, mainly due to (i) lower raw material costs driven by lower zinc prices (-US$0.09/lb or US$197/ton), (ii) Brazilian currency devaluation in the period, (iii) higher sales volume, and (iv) higher credits from by-products, partially offset by lower treatment charges. Our cash cost net of by-products credits is measured with respect to zinc.

•                  AISC decreased 8.2% in 3Q18, to US$1.22/lb (or US$2,684/ton), impacted by the reasons listed above and by a slightly lower sustaining CAPEX.

Projects and Operations Developments:

•                  Cerro Lindo, Peru:

•                 We started drilling activities in the Orcocobre region, north of the Topara river. We have four drills already in place and we plan to drill more than 18km from surface in the region by the end of 2019.

•                 Mine development increased by 33%, which will enable us to continue increasing production in 4Q18.

•                  During 3Q18 local agencies granted the construction license for the new waste deposit and our team already concluded the selection process for a contractor to build it.

•                  The contractor selection process was also concluded for the replacement of the seawater pipeline for the desalination plant. The acquired pipeline is expected to be delivered during 4Q18.

•                  Aripuanã, Brazil (greenfield)

•                  Nexa’s Board of Directors has approved the start-up of construction of the project on October 19, 2018 after the conclusion of the feasibility study and detailed analysis by the Company’s management.

•                  The Company also filed a Technical Report that summarizes the results of the feasibility study, including first-time public disclosure of mineral reserves estimates calculated in accordance with CIM (2014) Definition Standards as incorporated in National Instrument 43-101 — Standards for Disclosure for Minerals Projects (“NI 43-101”). The proven and probable mineral reserves comprise 26.2 million tons at grades of 3.7% Zn, 1.4% Pb, 0.2% Cu, 0.3 g/t Au, and 34 g/t Ag.

•                  The average zinc equivalent production of the Aripuanã project is estimated at 120kton per year for 13 years, considering only the mineral reserves estimated in accordance with NI 43-101. This estimated production includes 66.7kton of zinc, which is equivalent to 18% of Nexa’s 2017 zinc production.

•                  The Company expects to receive the installation license by the end of 2018, which will allow construction of the project to proceed.

•                  The Aripuanã project is expected to be operational by early 2021, with total CAPEX estimated at approximately US$ 392 million.

For more details about the Aripuanã project, please visit http://ir.nexaresources.com/regulatoryfilings à others for a Press Release with the recent announcement and related feasibility study.

Financial Performance:

•                  Revenues of US$595.1 million in 3Q18, 4.9% lower compared to 3Q17, driven by lower metal prices, partially offset by higher sales volumes from our smelters.

•                  Adjusted EBITDA of US$119.8 million in 3Q18 compared to US$161.3 million in 3Q17 - down 25.7%.

•                  Adjusted EBITDA margin of 20.1% in 3Q18 compared to 25.8% in 3Q17.

•                  Net Debt/Adj. EBITDA of 0.32x as of September 30, 2018.

•                  Average maturity of the total debt(1) of 6.2 years at an average cost of 5.1% as of September 30, 2018, with only 21% of the total debt maturing by 2022.

•                  Cash position of US$1.2 billion as of September 30, 2018 (cash and cash equivalents plus financial investments).

•                  Net income attributable to Nexa’s shareholders amounted to US$7.4 million in 3Q18, compared to US$69.7 million in 3Q17, mostly due to the negative impact of foreign exchange variation in 3Q18 on intercompany loans, a non-cash effect.

Corporate Highlights

•                  Approval of the construction of the Aripuanã Project: after the conclusion of the feasibility study and detailed analysis by the Company’s management, the Board of Directors approved the start-up of construction of the Aripuanã project. The average zinc equivalent production of the Aripuanã project is estimated at 120kton per year for 13 years, considering only the mineral reserves estimated in accordance with NI 43-101.

•                  Share repurchase program: On September 20, 2018, the Board of Directors approved a share buyback program, under which the Company, directly or indirectly through its subsidiaries, may repurchase, from time to time, up to US$30 million of its outstanding common shares over the 12-month period beginning on November 6, 2018 and ending on November 6, 2019. Under the share buyback program, the Company may repurchase shares for cash in accordance with all applicable securities laws and regulations and within the limits of the authorization approved in the Company’s general shareholders’ meeting held on September 13, 2018. The share buyback program will be executed on the New York Stock Exchange through an authorized broker. The repurchased shares will not be cancelled but held in treasury at this time.

•                  Main subsidiaries’ names are now officially Nexa: The rebranding process that started along with the IPO has reached a new milestone. Votorantim Metais — Cajamarquilla S.A., Compañia Minera Milpo S.A.A., Votorantim Metais Zinco S.A., Compañía Minera Atacocha S.A.A. and Milpo Andina Perú S.A.C have concluded the legal renaming process and are now named: Nexa Resources Cajamarquilla S.A. (or “Nexa Cajamarquilla”), Nexa Resources Perú S.A.A. (or “Nexa Peru”), Nexa Recursos Minerais S.A. (or “Nexa Brazil”), Nexa Resources Atacocha S.A.A. (“Nexa Atacocha”), and Nexa Resources El Porvenir S.A.C (“Nexa El Porvenir”), respectively.

(1)  Our total debt refers to short and long-term loans and financing (principal only).

2018 Outlook

The Company continuously monitors the performance of its operations and, as we approach the year-end, we reiterate our annual zinc, copper and silver mining production guidance as well as smelting sales guidance. We are adjusting the gold mining production guidance range up 6koz and lead mining production down 5kton. We also adjusted our CAPEX especially due to the Brazilian currency devaluation, and lowered our guidance to US$260 million from US$280 million. OPEX related to exploration and project development for the 2018 fiscal year remain unchanged.

These estimates are based on several assumptions that management believes to be reasonable and representative of the Company’s expectations as of the publication of this report.  Our independent registered public accounting firm has not audited, compiled, performed any procedures on, or reviewed these estimates and, therefore does not express an opinion or any other form of assurance with respect to these estimates. Accordingly, you should not place undue reliance on these estimates, which may differ materially from our final results. Please refer to the Cautionary Statement on Forward-Looking Statements at the end of this earnings release. Details regarding the guidance and performance of each indicator in the 9 months of 2018 are provided below.

Mining Production

Mining production in 3Q18 reached 137.3kton in zinc equivalent terms. In the first nine months of 2018, we produced 96% of the volume planned for the period. Production is slightly below the planned amount due to the need to develop and bring new stopes at Cerro Lindo allowing the access to new production areas, as discussed in the previous quarter. Mine development initiatives increased from ~2,400 meters per month at the beginning of the year to ~3,200 meters per month in the last two quarters, a 33% increase, to sustain the stopes preparation program and are expected to remain at those higher levels for the next 12 months. The performance improvement in Vazante and El Porvenir partially offset this effect. Our ability to adapt our mining plan throughout the year supports our decision to continue reiterating our zinc, copper and silver mining production guidance. Please note the 9M18 production and the adjusted guidance for lead and gold in the following table.

Main assumptions behind the annual guidance are: (i) an increase in total treated ore compared to the previous year; (ii) lower grades, especially in the Cerro Lindo mine, as expected; and (iii) planned operational dilution(2) reduction in Vazante. We successfully developed new stopes that will allow us to reach higher levels of production in Cerro Lindo during 2H18, as planned.

Metal Contained (in concentrate)	2017 actual	9M18	2018 estimated Current			2018 estimated Previous			Change
Zinc (kton)	375.4	269.6	370	-	390	370	-	390		-
Lead (kton)	52.6	37.8	50	-	55	55	-	60	-5	-	-5
Copper (kton)	44.2	29.8	39	-	42	39	-	42		-
Silver (koz)	7,946	5,783	7,600	-	8,000	7,600	-	8,000		-
Gold (koz)	32.5	21.6	23	-	25	17	-	19	+6	-	+6

(2)  Mining dilution is defined as the ratio of waste mined and sent to processing with ore. Dilution increases the operating costs in the mill by increasing the tonnage of material to be milled.

Metal Sales

Smelting metallic zinc sales remain robust totaling 149.8 ktons in the third quarter while zinc oxide sales reached 10.2 ktons. Our smelters ran almost at capacity during 3Q18 with a corrective maintenance being executed at Cajamarquilla.

Smelting sales	2017 actual	9M18	2018 estimated
Zinc Metal (kton)	555.4	430.3	560	-	580
Zinc Oxide (kton)	38.5	28.4	37	-	39
Total	593.9	458.6	597	-	619

The main assumptions for the annual smelting sales are: (i) increase in the performance of roasters across each of the Company’s smelters; and (ii) regular production throughout 2018.

Capital expenditures (“CAPEX”)

We invested US$71.2 million during the third quarter, US$39.6 million within our mining business, US$23.3 million within our smelting business and US$8.3 million on other fronts. We adjusted our CAPEX especially due to the Brazilian currency devaluation, and lowered our 2018 guidance to US$260 million from US$280 million.

Capex per segment (US$mm)	2017 actual	9M18	2018 estimated Current	2018 estimated Previous	Change
Mining	107.1	94.9	159	172	-13
Smelter	81.0	52.5	101	108	-7
Others	9.5	15.4	0	0	0
Total	197.6	162.7	260	280	-20

Capex per category (US$mm)	2017 actual	9M18	2018 estimated Current	2018 estimated Previous	Change
Expansion/Greenfield	48.8	48.3	82	90	-8
Modernization	21.4	5.4	19	20	-1
Sustaining	59.4	43.8	64	68	-4
HS&E/Tailing dams	62.1	54.7	84	92	-8
IT/Others	5.9	10.4	11	10	+1
Total	197.6	162.7	260	280	-20

Please refer to 3Q18 Earnings Release for a list of the main projects for 2018 and related CAPEX.

Expenses related to Project Development and Exploration(3)

In 3Q18, we spent US$22.6 million in mineral exploration on our greenfield and brownfield projects and open field targets to drill a total of 67km. Project development expenses amounted to US$10.6 million in 3Q18. As the Company advances with its exploration and drilling campaigns and further develops its pipeline of projects, the expenses estimated for 2018 are expected to meet the guidance.

(3)  Including exploration, expansion, modernization, R&D, health, safety and environment among others.

(US$mm)	2017 actual	9M18	2018 estimated
Mineral exploration	76.2	59.1	86
Project development	16.5	20.8	30
Adjustment	-2	0.0	0
Total	92.7	79.9	116

(1)         Exploration and project development expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

The Company is advancing in its exploration and drilling campaigns to ensure the long-term sustainability of the business through the increase of its mineralized areas. Upon publication of the 2Q18 Earnings Release, we reported recent detailed results of our mineral exploration campaigns developed in our existing operations and greenfield projects. Please visit http://ir.nexaresources.com à Results à 2Q18 for a summary of the exploration drilling results.

About Nexa

Nexa Resources S.A. (NYSE: NEXA, TSX: NEXA) (“Nexa Resources”, “Nexa”, or “Company”) Nexa’s common shares commenced trading on the New York Stock Exchange (“NYSE”) and Toronto Stock Exchange (“TSX”) under the ticker symbol “NEXA” on October 26, 2017.

Nexa Resources is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company owns and operates five long-life underground polymetallic mines, three of which are located in the Central Andes of Peru (Cerro Lindo, El Porvenir and Atacocha) and two located in the Brazilian state of Minas Gerais (Vazante and Morro Agudo). Two of the Company’s mines, Cerro Lindo and Vazante, are among the 10 largest zinc mines in the world, which, along with the Company’s other mining operations, ranked the Company among the top five producers of mined zinc worldwide in 2017, according to Wood Mackenzie. Nexa also operates three smelting assets, two in Brazil - in the state of Minas Gerais (Três Marias and Juiz de Fora) - and one in Peru (Cajamarquilla). Nexa produces substantial amounts of copper, lead, silver and gold as by-products, which reduce our overall cost to produce zinc.

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding exceptional items of the period.

These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

In this Earnings Release, we present Adjusted EBITDA, which we define as (i) net income (loss) for the period, plus (ii) share in the results of associates, plus (iii) depreciation and amortization, plus/less (iv) net financial results, plus/less (v) income tax, less (vi) gain on sale of investment (loss), plus; (vii) impairment of other assets, plus/less (viii) (reversion) impairment of property, plant, equipment. In addition, management may exclude non-cash items considered exceptional from the measurement of adjusted EBITDA.

We also present herein our net debt, which we define as (i) loans and financing, less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

See “Cautionary Statement on Forward-Looking Statements” below.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production, smelting sales, CAPEX and OPEX related to exploration and project development.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Technical Information

The scientific and technical information regarding Aripuanã contained in this Earnings Release was prepared in accordance with the Technical Report entitled “Technical Report on the Feasibility Study on the Aripuanã Project, State of Mato Grosso, Brazil” dated October 15, 2018, with an effective date of July 31, 2018, prepared by Jason Cox, P.Eng., Sean Horan, P.Geo., Scott Ladd, P.Eng., Avakash Patel, P.Eng. and Stephan Theben, Dipl.-Ing. of RPA Inc., each of whom are “qualified persons” as defined NI 43-101. The Technical Report has been reviewed, verified and approved by RPA, based on the requirements of NI 43-101 and has been filed with Canadian securities regulators and is available under the Company’s SEDAR profile at www.sedar.com. Such report includes relevant information regarding, among others, the effective dates and the assumptions and parameters relating to mineral reserves and resources cited in this Earnings Release, as well as information regarding data verification, exploration procedures and other matters relevant to the scientific and technical disclosure contained in this Earnings Release.